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Hernan Bas



Bas' Auction Sales Soared From $390K In 2019 To Nearly $6M In 2022, Representing A Remarkable 15x Growth.[1]

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Why Do We Like Hernan Bas?

1

Significant Market Growth

In 2019, Bas' total auction turnover was $390K. In 2022, his auction volume approached $6M, **marking a 15x increase** over that time period.[1]


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2

High Demand

The average auction price for paintings by Bas **grew at an annualized rate of 40%** from 2019-2023, signaling rising demand for the artist.[2]



3

Scarcity of Works

Historically, he produces less than 10 paintings annually, **mirroring the rarity of artists like Mark Rothko and Jean-Michel Basquiat**.

Bas (1996-To Date)

7 Works Annually

Rothko (1926-d. 1970)

18 Works Annually

Basquiat (1978-d. 1988)

60 Works Annually

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Why Do We Like This Work?

It represents a blend of Bas's two major painting styles: expressionist landscapes and young male figures. This combination is seen in many of his top selling works, including his #3 Auction Record, "The Overly Prepped Boy (or The Approaching Glacier)", which sold for $1.29M in 2022.



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Quick Stats

21.9% Annual Appreciation of Record Prices[3]

19.0% Similar Sales Appreciation Rate[4]

Important Disclosures

More information on the Offering Circular can be found at sec.gov

1. The statements "Bas' Auction Sales Soared From $390K In 2019 To Nearly $6M In 2022, Representing A Remarkable 15x Growth." and "In 2019, Bas' total auction turnover was $390,000. In 2022, his auction volume approached $6 million, marking a 15x increase over that time period." are based on publicly available data on Artprice.com as analyzed by Masterworks' internal research team. In 2023, Hernan Bas' auction sales are at $1,677,715.78 to date. We are using full calendar years for the purpose of these statements.

2. "The average auction price for paintings by Bas grew at an annualized rate of 40% from 2019-2023, signaling rising demand for the artist." This statement is based on publicly available data on Artprice.com as analyzed by Masterworks' internal research team.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Hernan Bas have a record price compound annual growth rate ("CAGR") of 21.9% from May 11, 2006 to June 30, 2023. This calculation is based on (i) a record price of $75,000 on May 11, 2006, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,240,628, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. The data point above captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Hernan Bas with the following criteria: Landscape paintings with at least one small figure that measure over 60 inches by 60 inches in size. The set excludes works on paper and diptychs. A Splinter (2010) and A Boy In Peril (2013) are excluded due to different quality of the works. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data point set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the data point above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 19.0% CAGR implied from selected sales occurring from May 11, 2012 to March 30, 2023.